Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On December 20, 2011, Constellation Energy distributed the following communication to its employees and posted it on an internal company website dedicated to the proposed merger with Exelon.

12/20/2011

INFORMATION TEGRATION

A Note from Ron and Steve

Dear Colleagues,

As we near the proposed close date of the merger, we want to prepare you for what to expect on Day One. We define Day One as the official first full day that the two companies will operate as one company. Certainly the day will be a milestone as we consummate the merger of two highly successful companies into one that will provide a solid platform for the future and will enable the company to help shape a competitive, clean-energy future for our country while empowering our customers. To commemorate this event, the new company’s executive leadership team will be reaching out to all of our key stakeholders and employees throughout the day.

Due to the complexity of integrating our work streams, most of you will continue to use current work tools until we are able to fully align our systems and platforms. Corporate e-mail will remain the same for the time being, though people will be able to find their new colleagues in a common e-mail address book. Exelon will be unveiling a new intranet to which all employees will transition about two months after the merger closes; in the interim, both companies’ intranets will remain substantially the same other than some minor cosmetic changes.

The formal “introduction” of the new Exelon brand – including the company’s updated vision, values and visual identity – will be unveiled during the second quarter of 2012. We recommend that any major investment in keepsakes, as well as more significant expenditures like signage, etc., be deferred until this time.

While this will be an important day for our new company, we also recognize that uncertainty remains for many employees since the staffing and selection process will not be completed until a few months after closing. As you saw in the Dec. 2 edition of IN, we remain committed to providing you with the information you need to navigate the post-merger environment. In this edition, you will find important information on what will happen to your benefits once the merger closes.

Please remember that our integration process will continue post-merger and that during this critical transition period, we all need to remain focused on our day to day efforts and doing what is best for our business, our stakeholders and our customers.

This is the last edition of IN for 2011. It has been quite a year for all of us and we hope that you take time to celebrate this holiday season with your friends and families.

Happy holidays! Ron and Steve

Ron DeGregorio Steve Woerner Chief Integration Officer, Chief Integration Officer, Exelon Constellation Energy

Dec 5

Expected Milestones

Dec 1—Maryland PSC public comment Nov 29 Aug 3 Approved by Texas PUC hearings Q4: Shareholders meetings Feb 17: Maryland PSC decision Oct 31 to Nov 21: deadline Maryland PSC hearings, each business day

August September October November December February 2012

INTEGRATION INFORMATION 12/20/2011

Benefits and myHR Service Center/HR Direct updates

After the merger closes, the former Exelon and Constellation companies will begin to operate as one – but complete integration will take some time. One of the areas that will in most cases not change for employees of either organization in 2012 is benefits. The benefits you signed up for during the recent open enrollment are the benefits you will receive in 2012. The most common examples are medical, dental, vision, supplemental life insurance and disability, to name a few. After the new Exelon determines its 2013 benefits programs and options, the HR team will communicate with employees before and during the open enrollment period so employees understand the new options available to them. (Compensation is separate from benefits, and employees will receive information on compensation as part of the Staffing and Selection process that was described in the Dec. 2 newsletter.) In other HR news, the service centers (known within Exelon as the myHR Service Center and in Constellation as HR Direct) for the companies will be reachable through a common toll-free number, but will be staffed with professionals who know and have access to the different programs offered by Exelon and Constellation. That way, employees will always be able to get information specific to them and their benefits without interruption.

Stay tuned to future newsletters and communications with other updates on what will and will not change in HR-related areas after the merger closes.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com Constellation employees: IntegrationOffice@constellation.com

New York PSC approval, Maryland settlement and merger approval timing update

Last week, we made several important announcements related to the Exelon-

Constellation merger. The first was our companies’ settlement with the State of Maryland, City of Baltimore and other key parties. The second was the New York Public Service Commission’s decision to not review further our merger application, signaling its approval. The third was a delay in the Maryland Public Service Commission’s decision on the merger to review our settlement.

The settlement agreement includes an expanded package of benefits for Maryland, the City of Baltimore and BGE customers – now totaling more than $1 billion and expected to create more than 6,000 jobs statewide – including, in part:

Development of 285-300 megawatts (MW) of new generation in Maryland, including 165-180 MW of renewable generation and 120 MW of gas-fired generation.

The new generation projects will be built within the state and are expected to create more than 2,800 local jobs. The total investment in energy generation is at least $625 million.

A contribution of $32 million for offshore wind research and development –

Exelon will assist the State of Maryland in its efforts to develop a major offshore wind energy project. This initiative is expected to create about 430 jobs in Maryland.

$50 million to weatherize and provide energy-conservation measures for 12,500 low-to-moderate income homes, helping make up for cuts in federal funding for this purpose. This initiative is expected to create nearly 500 jobs in Maryland.

Further measures to preserve BGE as a leading Maryland company – Exelon will take numerous steps to ensure BGE remains a strong company, responsive to the Maryland communities it serves as well as its employees.

As a result of the settlement announcement, the Maryland PSC on Friday, Dec. 16, revised its schedule to allow adequate time to review the details. The schedule now sets Feb. 17 as the date on which we expect to receive a decision from the PSC. Exelon and Constellation remain optimistic that we will be in a position to close the merger in early 2012, very shortly after all our regulatory approvals are received. We will provide information on how this delay impacts our merger integration-related process, including staffing and selection, soon.

INTEGRATION INFORMATION 12/20/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM

5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and

Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.